Exhibit 99.1

Scienjoy Holding Corporation Reports Unaudited First Quarter 2024 Financial Results

BEIJING, June 6, 2024 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operating and Financial Highlights

●	Total revenues increased by 3.9% to RMB316.3 million (US$43.8 million) in the first quarter of 2024, from RMB304.3 million in the same period of 2023.

●	Gross profit increased by 32.4% to RMB53.1 million (US$7.4 million) in the first quarter of 2024 from RMB40.1 million in the same period of 2023. Gross margin increased to 16.8% in the first quarter of 2024 from 13.2% in the same period of 2023.

●	Income from operations increased by 109.6% to RMB10.3 million (US$1.4 million) in the first quarter of 2024, from RMB4.9 million in the same period of 2023.

●	Net income amounted to RMB2.8 million (US$0.4 million) in the first quarter of 2024, as compared with a net loss of RMB5.5 million in the same period of 2023.

●	Net income attributable to the Company’s shareholders amounted RMB6.6 million (US$0.9 million) in the first quarter of 2024, as compared with a net loss attributable to the Company’s shareholders of RMB3.2 million in the same period of 2023.

●	Adjusted net income attributable to the Company’s shareholders increased by 73.6% to RMB9.0 million (US$1.3 million) in the first quarter of 2024 from RMB5.2 million in the same period of 2023.

●	As of March 31, 2024, the Company had RMB206.2 million (US$28.6 million) in cash and cash equivalents, which represented an increase of RMB0.7 million from RMB205.5 million as of December 31, 2023.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “In the first quarter of 2024, we've sustained remarkable momentum in executing our strategic agenda of global expansion and metaverse innovation. At the core of our expansion strategy lies our unwavering commitment to pioneering metaverse products and services with AI technologies and applications. As the rapid evolution of AI-Generated Content (AIGC) technology presents both challenges and opportunities within the metaverse landscape, we will continuously integrate the AIGC technology organically. And the upcoming launch of AI Mate and AI Vision epitomizes our mission to integrate AI into daily life. We hold firm confidence to bring our products to a wider audience and strengthen our position globally. Looking ahead, we strive to leverage our extensive online business experience and advanced technologies to actively shape the future contours of the metaverse ecosystem.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We are pleased to report strong first-quarter results, driven by our continued focus on execution of the development plan. Our total revenues increased by 3.9%, and income from operations soared by an impressive 109.6%. Additionally, our gross profit increased by 32.4% and adjusted net income attributable to the Company’s shareholders rose significantly by 73.6%. These figures underscore the effectiveness of our strategic initiatives and our continuous effort to explore growth opportunities, and the significant results achieved from therein. Despite navigating through uncertain macroeconomic conditions and market volatility, we are unwaveringly committed to global expansion and financial prudence, particularly in the ever-evolving landscape of AI technologies and applications, and metaverse. We are confident in our resilience and capability to capture the growth potential in the development of metaverse while continuing to execute our global expansion strategies. Moving forward, we remain steadfast in our commitment to driving innovation and delivering shareholder value, fueled by the confidence in our continued profitability and growth.”

First Quarter 2024 Financial Results

Total revenues increased by 3.9% to RMB316.3 million (US$43.8 million) in the first quarter of 2024 from RMB304.3 million in the same period of 2023, primarily caused by increase of average revenue per paying user (“ARPPU”), our ARPPU in the first quarter of 2024 increased by 18% comparing to the same period of 2023 as the economy recovers in China.

Cost of revenues decreased by 0.4% to RMB263.2 million (US$36.5 million) in the first quarter of 2024 from RMB264.2 million in the same period of 2023. The decrease was primarily attributable to a 50%, or RMB7.1 million, year-over-year decrease in users acquisition costs in the first quarter of 2024, due to the fact that the Company already had a stable market share.

Gross profit increased by 32.4% to RMB53.1 million (US$7.4 million) in the first quarter of 2024 from RMB40.1 million in the same period of 2023. Gross margin in the first quarter of 2024 and 2023 was 16.8% and 13.2%, respectively.

Total operating expenses increased by 21.6% to RMB42.8 million (US$5.9 million) in the first quarter of 2024 from RMB35.2 million in the same period of 2023.

●	Sales and marketing expenses increased by 851.2% to RMB2.0 million (US$0.3 million) in the first quarter of 2024 from RMB0.2 million in the same period of 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic Middle East and North Africa (MENA) region.

●	General and administrative expenses increased by 15.1% to RMB19.9 million (US$2.8 million) in the first quarter of 2024 from RMB17.3 million in the same period of 2023. The increase was primarily due to an increase of RMB2.9 million in employee salary and welfare.

●	Research and development expenses increased by 28.1% to RMB21.5 million (US$3.0 million) in the first quarter of 2024 from RMB16.8 million in the same period of 2023, due to an increase of RMB4.1 million in technical services fees.

●	Recovery of credit losses amounted to RMB0.6 million (US$0.09 million) in the first quarter of 2024 as compared to a provision for credit losses of RMB0.9 million in the same period of 2023.

Income from operations increased by 109.6% to RMB10.3 million (US$1.4 million) in the first quarter of 2024 from RMB4.9 million in the same period of 2023.

Change in fair value of contingent consideration was nil in the first quarter of 2024, as compared to a loss of RMB4.5 million in the same period of 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability was nil in the first quarter of 2024, as compared to a loss of RMB1.9 million in the same period of 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement. As of February 6, 2024, the Company has no warrants issued and outstanding.

Change in fair value of investment in marketable security amounted to a loss of RMB3.2 million (US$0.4 million) in the first quarter of 2024, as compared with a gain of RMB1.6 million in the same period of 2023. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss amounted to RMB2.2 million (US$0.3 million) in the first quarter of 2024, as compared with RMB0.2 million in the same period of 2023.

Net income amounted to RMB2.8 million (US$0.4 million) in the first quarter of 2024, as compared to a net loss of RMB5.5 million in the same period of 2023.

Net income attributable to the Company’s shareholders amounted to RMB6.6 million (US$0.9 million) in the first quarter of 2024, as compared to a net loss attributable to the Company’s shareholders of RMB3.2 million in the same period of 2023.

Adjusted net income attributable to the Company’s shareholders increased by 73.6% to RMB9.0 million (US$1.3 million) in the first quarter of 2024 from RMB5.2 million in the same period of 2023.

Basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.16 (US$0.02) in the first quarter of 2024. In comparison, basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.08 in the same period of 2023.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.22 (US$0.03) in the first quarter of 2024. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.13 in the same period of 2023.

As of March 31, 2024, the Company had cash and cash equivalents of RMB206.2 million (US$28.6 million), which represented an increase of 0.3% from RMB205.5 million as of December 31, 2023.

Business Outlook

The Company expects its total revenues to be in the range of RMB354 million to RMB374 million in the second quarter of 2024. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2024, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	206,175	28,555
Accounts receivable, net	260,979	210,329	29,130
Prepaid expenses and other current assets	78,653	58,458	8,096
Amounts due from related parties	355	-	-
Investment in marketable security	31,525	28,298	3,919
Total current assets	576,977	503,260	69,700

Property and equipment, net	2,193	2,035	282
Intangible assets, net	412,154	410,412	56,841
Goodwill	182,467	182,502	25,276
Long term investment	254,411	267,434	37,039
Long term deposits and other assets	726	731	101
Right-of-use assets-operating lease	12,157	10,359	1,435
Deferred tax assets	7,379	7,208	998
Total non-current assets	871,487	880,681	121,972
TOTAL ASSETS	1,448,464	1,383,941	191,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	73,183	35,296	4,886
Accrued salary and employee benefits	14,763	16,889	2,339
Accrued expenses and other current liabilities	27,610	9,864	1,366
Income tax payable	13,005	14,435	1,999
Lease liabilities-operating lease -current	7,974	7,085	981
Deferred revenue	97,586	83,636	11,583
Total current liabilities	234,121	167,205	23,154

Non-current liabilities
Deferred tax liabilities	59,818	59,463	8,236
Lease liabilities-operating lease -non-current	4,798	2,741	380
Total non-current liabilities	64,616	62,204	8,616
TOTAL LIABILITIES	298,737	229,409	31,770

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively. 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of March 31, 2024, respectively.
Class A ordinary shares	423,623	426,058	59,008
Class B ordinary shares	23,896	23,896	3,310
Shares to be issued	30,777	30,777	4,263
Treasury stocks	(19,216)	(19,216)	(2,661)
Statutory reserves	44,698	44,698	6,191
Retained earnings	628,821	635,401	88,002
Accumulated other comprehensive income	17,965	17,529	2,428
Total shareholders’ equity	1,150,564	1,159,143	160,541
Non-controlling interests	(837)	(4,611)	(639)
Total equity	1,149,727	1,154,532	159,902
TOTAL LIABILITIES AND EQUITY	1,448,464	1,383,941	191,672

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	291,111	309,015	42,798
Live streaming - time based virtual items revenue	5,511	5,974	827
Technical services	7,669	1,310	182
Total revenues	304,291	316,299	43,807

Cost of revenues	(264,195)	(263,212)	(36,454)

Gross profit	40,096	53,087	7,353

Operating expenses
Sales and marketing expenses	(209)	(1,988)	(275)
General and administrative expenses	(17,309)	(19,930)	(2,760)
Recovery of (provision for) credit losses	(861)	643	89
Research and development expenses	(16,810)	(21,527)	(2,981)
Total operating expenses	(35,189)	(42,802)	(5,927)
Income from operations	4,907	10,285	1,426

Change in fair value of contingent consideration	(4,518)	-	-
Change in fair value of warrants liability	(1,932)	-	-
Change in fair value of investment in marketable security	1,578	(3,227)	(447)
Investment loss	(218)	(2,240)	(310)
Interest income	437	1,979	274
Interest expense	(33)	-	-
Other income, net	171	113	16
Foreign exchange gain (loss), net	(33)	534	74

Income before income taxes	359	7,444	1,033

Income tax expenses	(5,894)	(4,638)	(642)

Net income (loss)	(5,535)	2,806	391
Less: net loss attributable to noncontrolling interest	(2,385)	(3,774)	(523)
Net income (loss) attributable to the Company’s shareholders	(3,150)	6,580	914

Other comprehensive income (loss)
Other comprehensive income (loss) - foreign currency translation adjustment	13	(436)	(60)
Comprehensive income (loss)	(5,522)	2,370	331
Less: comprehensive loss attributable to non-controlling interests	(2,385)	(3,774)	(523)
Comprehensive income (loss) attributable to the Company’s shareholders	(3,137)	6,144	854

Weighted average number of shares
Basic	40,447,415	41,164,872	41,164,872
Diluted	40,447,415	41,164,872	41,164,872
Earnings (loss) per share
Basic	(0.08)	0.16	0.02
Diluted	(0.08)	0.16	0.02

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$

Net income (loss) attributable to the Company’s shareholders	(3,150)	6,580	914
Less:
Change in fair value of contingent consideration	(4,518)	-	-
Change in fair value of warrants liability	(1,932)	-	-
Share based compensation	(1,893)	(2,435)	(337)
Adjusted net income attributable to the Company’s shareholders*	5,193	9,015	1,251

Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	0.13	0.22	0.03
Diluted	0.13	0.22	0.03

“Adjusted net income (loss) attributable to the Company’s shareholders” is defined as net income (loss) attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.